 Exhibit 99.1

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Springer Tungsten 67,000 Metre Diamond Drill Program Focused on Resource Definition and Exploration and 18,000 Metre Historical Core Re-logging Program

TORONTO, Ontario – July 7, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM), is pleased to provide an update on its fully integrated 2026 exploration and resource definition program at the Springer Tungsten Project in Pershing County, Nevada (“Springer”). Springer is a largely permitted facility with a 1,200 tpd flotation plant, oversized Ammonium Paratungstate or APT circuit, along with ancillary facilities, utilities and a large unutilized conventional tailings dam. This program represents a major step forward in advancing Springer through a combination of systematic diamond drilling, validation of extensive historical datasets (including assaying of untested mineralized core), and the application of modern geoscience, geophysics, and engineering studies aimed at rapidly enhancing the geological model and unlocking the broader scale potential of the mineralized system.

HIGHLIGHTS

-          67,000 metre initial two-phase drill program starting in August 2026, utilizing 6 diamond drill rigs;

-          Re-logging and re-assaying 18,000 metres of historical core with NI 43-101 compliant QA/QC;

-          Planned volume and grade estimation of 16 historical stockpiles;

-          Planned auger sampling of historical tailings produced between 1918 and 1982;

-          LiDAR and drone scanning of significant locations within the property;

-          Site wide aerial photogrammetry;

-          Radiometric and magnetic geophysics of regional and near-mine targets; and

-          Updates to metallurgical and ore sorting test work

The VP Exploration of Blue Moon, Theodore Veligrakis stated: The 2026 program has been designed to systematically advance Springer through a combination of near-surface definition drilling, deeper exploration drilling, and comprehensive validation of historical datasets. The approach reflects a staged geological strategy that prioritizes high-confidence near-surface targets while simultaneously testing the depth and lateral potential of the system. In parallel, surface stockpile evaluation, tailings sampling, and regional-scale geophysical surveying will provide important information to refine the geological understanding of Springer and support future resource definition and development planning ultimately supporting the previously announced production target of Q4-2027 (see press release on April 27, 2026) and setting up Springer as potentially globally significant in the tungsten industry.

2026 DRILLING PROGRAM

Blue Moon has signed a Limited Notice to Proceed (LNTP) with Geotech Drilling Services Ltd. for an initial 67,000-metre, two-phase diamond drilling program utilizing up to six diamond drill rigs. Drilling is expected to commence during the first half of August, initially utilizing two diamond drill rigs, with additional rigs to be mobilized in phases as the program progresses toward the full six-rig configuration and it is anticipated to be finished by the first quarter of 2027.

The drilling program is planned in two phases, with the initial phase designed to rapidly evaluate the near-surface mineralized zones while advancing permitting and planning for a larger follow-up campaign. Phase 1 will consist of approximately 7,000 metres of diamond drilling, with planned hole depths ranging from 200 to 300 metres. The program will target known mineralized zones above the water table, focusing on the shallow northwestern portion of the deposit at the George Pit area and southeastern portions of the deposit located on private land at the Sutton Underground beds (Figure 1). This phase is expected to provide important geological and structural information to support the near-term mine planning for the George Pit and Sutton Underground Mine, while also refining exploration targets for the subsequent drill campaign. Historical highlight drill intercepts from the Sutton target area include:

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

Table 1. Highlight summary of Sutton and George beds historical assay results using 0.05% cut-off grade¹.

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

Figure 1. Cross section of historical drill intercepts of mineralized Sutton skarn beds, Sutton 3 shaft and Sutton underground workings located on private land.

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

Phase 2 is planned to comprise approximately 60,000 metres of diamond drilling, with hole depths ranging from 300 to 1,000 metres. The program will target mineralization below the water table and test both the lateral and down-plunge extensions of the known-high grade scheelite rich beds. The Company intends to complete all drilling on private land before expanding the program onto unpatented lode claims administered by the U.S. Bureau of Land Management ("BLM") (Figure 2). See Blue Moon’s press release from February 27, 2026 for disclosure on historical resources from Springer.

Figure 2. Collar location map by quadrant and land ownership, showing Blue Moon drill collars on private land (purple) and BLM unpatented lode claim land (pink).

RE-LOGGING PROGRAM

The Company has had access to approximately 18,000 metres of historical diamond drill core available for re-logging. The archive comprises the SU (underground drillholes) and NM (surface drillholes) drill campaigns completed by General Electric during the late 1970s and early 1980s. To date, 7,154 metres of historical core have been re-logged as part of the Company's ongoing validation and geological reinterpretation program. Historical sampling covered only approximately 5% of the available core and was limited only to tungsten assays despite pXRF confirmation of copper, molybdenum and silver mineralization, with no documented QA/QC procedures.

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

The current re-logging and sampling program has increased sampling coverage to approximately 44% of the available core. Samples are being analyzed by ALS Geochemistry in Reno, Nevada, using analytical packages that include fire assay for gold, a 48-element multi-element suite, and XRF analysis for WO₃. Comprehensive QA/QC protocols have been implemented in accordance with CIM Best Practice Guidelines, providing a robust dataset to support future exploration targeting and resource evaluation.

The current sampling program includes quartering of previously assayed material and a large volume of previously untested, but mineralized rock. Due to the historical mining methods and tungsten prices, the drill core was “high-graded”, with focus only on skarn hosted scheelite rich zones. New assaying includes buffers to high grade mineralization, lower grade material, ore hosted outside the main skarn lenses including a major secondary source not considered previously - the Granodiorite Springer Stock. This intrusive hosts significant quartz veining, variable molybdenite, chalcopyrite, and tungsten mineralization and evidence of elevated bismuth bearing minerals.

Figure 3. NM-35 - 123.0-125.5m – Normal light

Figure 4. NM-35 - 123.0-125.5 m - Shortwave UV Light – 255 nm

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

During the ongoing re-logging and re-sampling program conducted over the past several months, the exploration team has begun to observe clear indications that the granodiorite stocks associated with the tungsten skarn system at Springer may host a distinct system of unsampled sheeted quartz veins. Such granodiorite stock can be seen in Figures 3 and 4. These vein sets macroscopically appear to be associated with bismuth and molybdenite mineralization. Additionally, based on pXRF measurements on site, a strong correlation between bismuth and tellurium has been identified. Based on logging to date, the skarn mineralization may only represent 12% of the total mineralized material.

Analytical results are pending and will be used to confirm whether the system may represent a Reduced Intrusion-Related Gold System (RIRGS). If confirmed, this would have significant positive implications for the company’s exploration strategy, as such systems are relatively uncommon and not well documented within the Mill City metallogenic district of Nevada.

Further work is planned, including detailed geophysical and geochemical surveys, geological mapping, and targeted exploration drilling, aimed at delineating the distribution, intensity, and continuity of the sheeted quartz vein systems within the granodioritic intrusions.

HISTORICAL STOCKPILES

The Company has identified a number of historical surface stockpiles that represent potential sources of mill feed from previous underground and open pit mining operations (Figure 5).

Historical stockpile maps, including assigned grades, will be verified through a systematic sampling program to confirm grade distribution and material characteristics. In parallel, a LiDAR survey is being completed to generate accurate volume estimates for each stockpile, providing the basis for estimating tonnage and evaluating their potential contribution to future processing operations.

Figure 5. Identified stockpiles of variable grade at Springer.

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

TAILINGS SAMPLING

The Company has planned an auger sampling campaign on a 30 m x 30 m grid spacing to evaluate the potential for reprocessing historical mine tailings. The tailings impoundment covers an area of approximately 1.94 km² (Figure 6). The systematic sampling program is designed to improve confidence in both grade distribution and material characteristics, and to update historical volume and grade estimates last completed in the early 1980s.

Figure 6. Identified historical tailings of variable grade at Springer.

GEOPHYSICS AND HYPERSPECTRAL SATELITE IMAGERY

Pioneer Exploration has been commissioned to complete a large-scale airborne radiometric and magnetic geophysical survey of the Springer property and surrounding area. A total of approximately 159 km² in the immediate area surrounding the deposit will be surveyed using a 50 m line spacing to support detailed target delineation and deposit-scale interpretation. In addition, a further 408 km² will be surveyed at a wider 100 m line spacing to support regional-scale exploration and to identify new targets within the broader project area.

In parallel, the Company is in the process of acquiring hyperspectral satellite imagery covering the same regional area as the airborne survey. The hyperspectral data will be used to map hydrothermal alteration minerals and define potential alteration halos associated with the Springer mineralizing system and other prospective intrusion-related mineral systems across the property. The integration of hyperspectral mineral mapping with the airborne geophysical datasets is expected to enhance exploration targeting and improve the identification of concealed mineralized systems.

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

FURTHER AERIAL SERVICES- PHOTOGRAMMETRY, LiDAR AND DRONE SCANNING

The Company has engaged Unmanned Aerial Services (UAS) to complete a comprehensive aerial surveying and digital mapping program across the Springer Project. The program is designed to generate high-resolution datasets to support exploration, engineering, mine planning, and infrastructure assessments.

The scope of work includes high-resolution photogrammetry of the Springer Mine site, comprising 17 flight lines and 518 images acquired by Keystone Aerial in late June. Additional surveys include LiDAR mapping of the historical surface stopes and open pits using an M300 drone equipped with an Emesent ST-X scanner, as well as LiDAR surveys and volume estimations of the historical surface stockpiles (Figure 5).

The program also includes detailed three-dimensional scanning of the Sutton 3 headframe and shaft, an underground inspection and mapping flight of the Sutton portal using an Elios 3 drone, and a comprehensive interior scan of the processing mill. These datasets will provide an accurate digital representation of the project's surface and underground infrastructure and support ongoing geological interpretation, engineering studies, and future development planning.

PRELIMINARY METALLURGICAL AND ORE SORTING TESTING

The Company has initiated a preliminary metallurgical testing program with SGS Lakefield to evaluate the processing characteristics of material from the Sutton 3 stockpile. A total of 453 kg of representative material was collected and submitted for testing.

The program is designed to characterize the material and assess its response to conventional processing methods. Key deliverables include head characterization, incorporating whole-sample assays, size-by-assay analysis, and mineralogical characterization, together with basic grindability testing. Metallurgical test work will also include flotation optimization through rougher and cleaner flotation tests, culminating in a locked-cycle test to evaluate concentrate quality and expected metallurgical performance under continuous processing conditions.

The Company has also initiated a preliminary ore sorting test program to evaluate the potential for pre-concentrating mineralized material from the Sutton 3 stockpile A total of 20.3 kg of representative material has been collected and submitted to for test work with an Australian group, with near-term plans to send an additional 700 kg to a secondary ore sorting group in Canada.

The program is designed to assess the suitability of ore sorting as a pre-concentration step, with the objective of reducing waste, increasing mill feed grade, and improving the overall processing efficiency of stockpiled material. Results from the preliminary testing will be used to evaluate the potential application of ore sorting as part of the Company's future processing strategy at Springer. Ore sorting test work has never been performed on Springer ores but is commonly used in the tungsten industry.

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

QUALIFIED PERSONS

The technical and scientific information of this news release has been reviewed and approved by Mr. Lazaros Dalampiras, MAusIMM, CP(Geo), Blue Moon’s Head of Mineral Resources, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Date: News Release: Ticker Symbols:	July 7, 2026 26-25 TSXV: MOON; NASDAQ: BMM

This news release contains forward-looking information, pertaining to, among other things, the advancement by the Company of Springer through exploration and potential production. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual events, results and performance may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the risk that exploration activities will not result in finding economically viable mineralization; uncertainties inherent in exploration and drilling, including geological, technical, and metallurgical risks such as ore sorting; inaccurate or incomplete geological models or interpretations; operational risks such as equipment failure, contractor performance, accidents; environmental, health and safety risks; adverse weather or seasonal access constraints; changes in laws, regulations, or government policies; community or stakeholder opposition; fluctuations in commodity prices and currency exchange rates; cost overruns; and risks related to the availability of capital and financing. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.